As filed with the Securities and Exchange Commission on February 15, 2008

Registration No. 333-148442

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETWORK EQUIPMENT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3576	94-2904044
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6900 Paseo Padre Parkway

Fremont, California 94555-3660

(510) 713-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Nicholas Keating, Jr.

President, Chief Executive Officer and Director

Network Equipment Technologies, Inc.

Fremont, California 94555-3660

(510) 713-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Timothy G. Hoxie, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement as determined by the selling stockholders.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 15, 2008

PROSPECTUS

1,732,274 Shares

Common Stock

The selling stockholders identified in this prospectus may sell up to 1,732,252 shares of our common stock. Those shares of common stock were originally issued by us in connection with our acquisition of Quintum Technologies, Inc. The selling stockholders may offer and sell their shares in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price, or at negotiated prices.

The selling stockholders may sell shares through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the New York Stock Exchange under the symbol “NWK.” On February 14, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $5.92.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February [    ], 2008

About This Prospectus
Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Documents Incorporated by Reference

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable prospectus supplement is current only as of its date, and the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus relates to the resale of up to 1,732,252 shares of our common stock by the selling stockholders. The shares were issued to the selling stockholders in connection with our acquisition of Quintum Technologies, Inc. We will not receive any proceeds from the potential sale of the shares offered by the selling stockholders.

This prospectus constitutes part of the registration statement of Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration or continuous offering process. It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the securities being offered by the selling stockholders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information you need to consider in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference herein, including the section titled “Risk Factors,” and read our consolidated financial statements and the accompanying notes. Unless otherwise indicated, “N.E.T.” “Company,” “we,” “us,” “our” and similar terms refer to Network Equipment Technologies, Inc. and its subsidiaries.

Our Company

N.E.T. develops and sells voice and data telecommunications equipment for multi-service networks. Our products are highly versatile, offering government and enterprise customers more cost effective networks with high levels of interoperability, security and performance. Our products are purpose-built for mixed-service, multi-protocol networks; bandwidth-sensitive site communications; high performance, security-sensitive transmissions; and converged communications. We deliver solutions that enable seamless integration and migration of existing networks to secure internet protocol (IP)-based voice and data communications.

Our Promina product line, which we sell predominantly to government customers, has contributed the majority of our revenue in recent years and currently contributes approximately half of our revenue. The Promina platform, tailored to circuit-switched networks, provides support for a wide variety of communications applications and traffic types. As the U.S. federal government has continued to move to IP-based networks, and in order to address new IP applications in the enterprise market, our development efforts in recent years have been focused on IP-based networking. We have developed products to facilitate unified communications (UC) and fixed-mobile convergence (FMC), both of which we expect to be significant markets within the private sector and are evolving markets in the government sector. We have also added products and developed new functionality for existing products to address applications more specific to the government, such as field deployable VoIP gateways, grid computing, and secure data transmission in high-performance networks. In offering new solutions, we continue to provide interoperability along with high levels of security and reliability.

The product lines serving these markets are the VX Series voice exchange platform and NX Series network exchange platforms, along with the voice-over-IP (VoIP) switching and gateway products offered by Quintum Technologies, which we recently acquired. The VX Series offers enterprise customers a VoIP solution that interoperates with existing private branch exchange (PBX) and IP-PBX systems, and offers government customers an IP-based secure voice solution with high bandwidth efficiency and call performance. Our NX Series is comprised of two new platforms: the NX1000, which is our next-generation multi-service wide area networking (WAN) switch in a compact form factor, and the NX5010 high-speed switch, providing data transfer at rates of ten gigabits per second (10Gbps). The NX5010 enables high-speed, secure interconnection and extension of geographically distributed grid computing clusters and storage area networks (SANs).

We have almost 25 years of operating history and a worldwide customer base that includes both governmental entities and enterprise customers in North America, Europe, Latin America, the Middle East, and Asia. Our government customers include a variety of federal and international agencies and organizations, including civilian and defense agencies and resellers to such entities. In addition to our direct sales capabilities, we are developing relationships with large integrators and well-known technology leaders to help us further penetrate the enterprise market, where we target customers in a variety of sectors such as financial services, manufacturing, transportation, and retail. Our global support and service organization, along with third-party service organizations, provides installation and other professional services, a variety of maintenance programs, technical assistance, and customer training.

Business Strategy

Our strategy is to provide customers with intelligent, multi-service network and voice exchange platforms for the secure, high-speed transport of voice, video, and data traffic that are designed to:

•	Facilitate network evolution and interoperability

•	Support a broad array of access technologies

•	Reduce risks associated with introducing new network technologies into users’ operations; and

•	Extend the viability of legacy systems.

The following are key elements of our strategy:

Leverage our incumbent position in the government market. We were a pioneer of the concept of multi-service networking and have been delivering these mission-critical capabilities for more than twenty years. The installed base and revenue contribution from our narrowband Promina product line, sold primarily to government entities in recent years, are declining, but Promina continues to generate the majority of our revenue today. We intend to leverage our installed customer base, particularly the government, for future sales of our new broadband and IP telephony platforms, enabling the transition to IP while supporting legacy traffic and applications.

Design and develop industry leading voice and data telecommunications equipment. We consider technological and product leadership to be critical to our future success. We have broad experience with mixed-service and multi-protocol networks, enabling us to develop solutions for a wide range of applications. We have extensively refined the features and technologies of our more mature products over their long product lifetimes. We strive to leverage this technological background to develop new products and additional functionality for existing products to meet our customers’ escalating requirements, specifically for IP conversion and secure voice applications.

Leverage relationships with key partners. In addition to direct sales to enterprise customers, we continually seek to establish relationships with resellers, distributors, original equipment manufacturers (OEMs), and other vendors. We enter agreements with technology suppliers to supplement our internal development efforts. We also seek relationships with systems integrators, software solutions providers, and large incumbent vendors globally that can facilitate our entry and success in global enterprise networks and major government projects.

Align with Microsoft-driven unified communications strategy. Microsoft has been a customer of ours for several years. This relationship has helped us to align our product development and resources to support Microsoft’s unified communications strategy and, as a result, we believe we are positioned to partner with other Microsoft solution providers. Through alliances with well-respected systems integrators and resellers, we are establishing channels for our products into the enterprise market.

Provide value-added service and system integration capabilities. Since our inception, we have viewed customer service and support as a key element of our overall strategy and a critical component for our long-term relationship with customers. Customers around the world turn to us not only for the reliability and performance of our products but also for our comprehensive support services that optimize the value of those products. Additionally, by offering an upgrade path to new products in lieu of costly “time and materials” options for long-discontinued products, we are able to reintroduce ourselves to customers who recognize our tradition for building high performance, reliable and well-supported products.

Acquire companies that provide complementary technology, products or capabilities. As we continue to penetrate the government and enterprise sectors, our customers have provided us valuable feedback on their needs beyond the scope of our current product offerings. Based on that insight and the limits of our own internal development capabilities, we expect to pursue complementary acquisitions that will enhance our product portfolio, enabling our sales force and channel to offer highly integrated and high function solutions and positioning us to take a greater share of our customers’ capital spending for network infrastructure.

Company

We were founded in 1983 and incorporated in Delaware in October 1986. Our principal executive offices are located at 6900 Paseo Padre Parkway, Fremont, California 94555, and our Web address is www.net.com. The information posted on the Web address is not incorporated into this prospectus.

Recent Developments

Acquisition of Quintum. We recently completed the acquisition of Quintum Technologies, Inc. Quintum is a system supplier of VoIP switching and gateway technologies for small- to mid-sized businesses. Quintum’s product has a similar architecture to that of our own VX Series product suite, but is designed for smaller deployments and is sold at lower price points. We believe that the addition of Quintum’s product lines will enable us to capture sales for more satellite and branch locations where our VX Series line is not as cost-effective. Quintum also has assembly capabilities and other relationships in China, Hong Kong and the United States which we believe will improve our ability to penetrate new customers in the Asia Pacific region.

We acquired all of the outstanding shares of Quintum for total consideration of $20.5 million in cash and $20.5 million in shares of N.E.T. common stock, and have paid off $2.1 million in liabilities on the Quintum balance sheet. The number of shares to be issued as the stock consideration was determined by dividing $20.5 million by the average closing price for one share of N.E.T. common stock during the ten consecutive trading days ending on and including the fifth day prior to the closing of the transaction, as provided in the acquisition agreement. That calculation yields 1,732,252 shares (after rounding down from 1,732,274 due to cash-out of fractional shares). In addition, we have issued to Quintum employees options to purchase 567,500 shares of N.E.T. common stock at an exercise price of $11.66 per share (the closing price of N.E.T. common stock on December 4, 2007). There was no contingent consideration in the transaction.

Sale of convertible notes. The Company recently completed the sale of $85,000,000 of 3.75% convertible senior notes due 2014. The notes are presently convertible into 6,236,356 shares of our common stock. The notes were placed by Bear Stearns & Co. to qualified institutional buyers in a private placement pursuant to Rule 144A. We are obligated to file a registration statement pertaining to the resale of the notes, and to the resale of the shares obtainable upon conversion of the notes, by March 17, 2008.

RISK FACTORS

We have incurred net losses in the past and may continue to incur losses in the future.

For each of the last several fiscal years, we have incurred net losses. We will need annual revenue to increase in order to be profitable. Our circuit-switched product line, Promina, currently provides approximately half of our revenue, but revenue from that product line has declined in recent years. Our newer IP-based products have not yet achieved broad market acceptance. Accordingly, we will not likely be profitable unless our newer product lines achieve commercial success that outpaces the anticipated decline of our Promina product line. Any shortfall in revenue compared to our annual financial plan would likely require that we reduce our research and development spending, though many of these costs, as well as other operating expenses, are fixed in the short term making it difficult to reduce expenses rapidly. Reductions in research and development spending will impede the development of new products and product enhancements, which would in turn negatively affect future revenue.

Our operating results may continue to fluctuate.

Our operating results vary significantly from quarter to quarter. These fluctuations may result from a number of factors, including:

•	changes in demand for our products, particularly our narrowband Promina product line, which has declined significantly in the last two fiscal years;

•	the timing of orders from, and shipments to, our customers;

•	the timing of the introduction of, and market acceptance for, new products and services;

•	variations in the mix of products and services we sell;

•

the timing and level of certain expenses, such as joint venture and development arrangements, prototype costs, legal fees, write-offs of obsolete inventory, or adjustments to accounting estimates made in previous periods;

•

the timing of revenue recognition, which depends on numerous factors, such as contractual acceptance provisions and separability of arrangements involving multiple elements, including some factors that are out of our control, such as assurance as to collectibility;

•	the timing and amounts of stock-based awards to employees;

•	the timing and size of Federal Government budget approvals and spending, and timing of government deployment schedules; and

•	economic conditions in the networking industry, including the overall capital expenditures of our customers.

We recorded restructure costs of $10.1 million in fiscal 2007 related to vacating our former manufacturing facility. In determining this charge, we made various assumptions regarding our ability to sublease this facility and the amounts of sublease income and expense reimbursement. In the event we are not able to fully sublease this property, or amounts received from a subtenant are below our estimated amounts, we will incur additional restructure costs, which would adversely affect our results of operations.

Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. Any shortfall in revenue may adversely affect our business, results of operations, and financial condition. Investors should not rely on our results or growth for one quarter as any indication of our future performance.

Our stock price is volatile and could decline substantially.

The market price of our common stock has fluctuated significantly in the past, will likely continue to fluctuate in the future and may decline. Fluctuations or a decline in our stock price may occur regardless of our performance. Among the factors that could affect our stock price, in addition to our performance, are:

•	variations between our operating results and either the guidance we have furnished to the public or the published expectations of securities analysts;

•	changes in financial estimates or investment recommendations by securities analysts following our business;

•	announcements by us or our competitors of significant contracts, new products or services, acquisitions, or other significant transactions;

•	sale of our common stock or other securities in the future;

•	the inclusion or exclusion of our stock in various indices or investment categories, especially as compared to the investment profiles of our stockholders at a given time;

•	changes in the stock prices of other telecommunications equipment companies, to the extent that some investors tend to buy or sell our stock based on segment trends;

•	the trading volume of our common stock; and

•	repurchases we make of our common stock.

We may engage in acquisitions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business if we cannot successfully integrate the acquired business, products, technologies or personnel.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and are likely to continue to address the need to introduce new products through both internal development and through acquisitions of other companies and technologies that would complement our business or enhance our technological capability.

Acquisitions involve numerous risks, including the following:

•	adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;

•	difficulties in integrating or retaining key employees of the acquired company;

•	difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;

•	entering markets in which we have no or limited prior experience;

•	difficulties in assimilating product lines or integrating technologies of the acquired company into our products;

•	disruptions to our operations;

•	diversion of our management’s attention;

•	potential incompatibility of business cultures;

•	potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or if we issue any such securities to finance acquisitions;

•	limitations on the use of net operating losses;

•	negative market perception, which could negatively affect our stock price;

•	the assumption of debt and other liabilities, both known and unknown; and

•

additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

Our recent acquisition of Quintum Technologies involves numerous risks and challenges.

The recently completed acquisition of Quintum will likely present a number of risks and challenges, including the following, any of which could have a material adverse effect on our financial condition and results of operations:

•	difficulties in integrating the technologies, operations and employees of Quintum into our business;

•

inability to reap all the anticipated benefits of the acquisition including the potential future impairment of our recorded goodwill and acquired identifiable intangible assets, which would require that we write-off the impaired amount;

•

difficulty in maintaining relationships with Quintum partners and customers after the closing of the acquisition, including the potential termination of certification status by partners such as Microsoft;

•

the assumption of additional liabilities in connection with the transaction, including without limitation as a result of breaches of representations and warranties, which may exceed the amount of the escrow fund established for payment of such liabilities; and

•

the need to defend outstanding litigation against Quintum and potential additional liabilities we may incur if such litigation results in us incurring additional expenses beyond what is currently set aside in escrow for payment of such expenses.

We are dependent on revenue from the Promina product line.

Currently, we derive approximately half of our product revenue from our Promina product line, a circuit-based narrowband technology. The market for our Promina product is declining as networks increasingly employ packet-based broadband technology. This technology migration resulted in a significant drop in sales of our Promina products over the last several years. If we are unable to develop substantial revenue from our newer packet-based broadband product lines, our business and results of operations will suffer. Although we have developed a migration path to broadband technology and have entered and expect to enter into development agreements with third parties to expand our broadband offerings, this strategy may not materially mitigate this decline.

A significant portion of our revenue is generated from sales to governmental agencies.

A significant portion of our total revenue from product sales comes from contracts with governmental agencies, most of which do not include long-term purchase commitments. Historically, the government has been slower to adopt new technology, such as packet-based technology, which has had the effect of extending the product life of our Promina product. While the government has purchased and is evaluating some of our new products for broader deployment, this new business may not develop quickly or be sufficient to offset future declines in sales of our Promina product. If the government accelerated adoption of new technology and replaced the Promina product line in their networks with products other than ours, our product revenue would decline further. We face significant competition in obtaining future contracts with the government. If we fail in developing new products and successfully selling them to our government customers, our revenue will suffer and we may not be profitable. The Federal Government has issued specific requirements for IP networking products to incorporate a technology referred to as “IPv6” and requires products destined for use in military applications be certified by the Joint Interoperability Test Command (JITC). If we are unable to complete development efforts necessary to support IPv6 within the timeframes required by the Federal Government or are unable to obtain JITC certifications as needed, our government sales, and hence our revenue and results of operations, may suffer.

A substantial portion of the revenue generated from our government customers is based on our contract with the GSA. This contract imposes significant compliance and reporting obligations on us. The contract also establishes a fixed price under which government customers may purchase our products and provides for automatic mandatory price reductions upon certain events. In addition, the GSA can impose financial penalties for non-compliance, such as those we were subject to following the government’s post-award review of our commercial and government sales activity in the period 2001 to 2005.

Through an agreement resulting from the sale of our federal services business to CACI, CACI and the Company share responsibility for maintenance and other services to our customers. If for any reason our mutual customers are unsatisfied with the services, it could adversely affect sales of our products and services.

Our success depends on our ability to develop new products and product enhancements that will achieve market acceptance.

Our operating results will depend on the successful design, development, testing, introduction, marketing, and broad commercial distribution of our newer IP-based products, as well as successful evolution of our Promina product line incorporating packet-based technology. The success of these products is dependent on several factors, including proper product definition, competitive pricing, timely completion and introduction to the market, differentiation from competitors’ products, and broad market acceptance. The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. We may not successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products. Products and technologies developed by others may render our products or technologies obsolete or non-competitive, which in turn could adversely affect our ability to achieve profitability.

Gross margins could decline over future periods.

Gross margins may be adversely affected in the future due to increases in material and labor costs, increases in subcontractor charges, changes in the mix of products and services we sell, increased sales through resellers, increased warranty costs, or pressure on pricing and margins due to competition. As we introduce new products, our overall gross margins may decline, as new products typically have lower gross margins than established products, as a result of customary discounting for early customers and higher per-unit costs associated with low purchase volumes of components. A decline in our gross margins could have a material adverse effect on our business, results of operations, and financial condition.

Litigation may materially adversely affect our business.

Existing and future litigation may result in monetary damages, injunctions against future product sales and substantial unanticipated legal costs and may divert the efforts of management personnel, any and all of which could have a material adverse effect on our business, results of operations and financial condition.

Our operations in foreign countries are subject to political, economic and regulatory risks.

We conduct sales and customer support operations in countries outside of the United States and depend on non-U.S. operations of our subsidiaries and distribution partners. As a general rule, international sales tend to have risks that are difficult to foresee and plan for, including political and economic stability, possible expropriation, regulatory changes, changes in currency exchange rates, difficulties in protecting our intellectual property, changes in tax rates and structures, and collection of accounts receivable. Further, our international markets are served primarily by non-exclusive resellers who themselves may be severely affected by economic or market changes within a particular country or region. For sales within the European Union, our products must comply with the Restriction on Hazardous Substances Directive (RoHS) and Waste from Electrical and Electronic Equipment (WEEE) requirements, any failure of which could result in fines, product seizures, or injunctions against sale. Some of our products include features that make them subject to U.S. export restrictions

The market for our products is highly competitive and many of our competitors have greater resources than we do.

The market for networking equipment is highly competitive and dynamic, has been characterized by rapid technological changes and shifting customer requirements, and has seen a worldwide migration from existing circuit technology to the new packet-based technologies. We compete directly, both internationally and domestically, with many different companies, some of which are large, established suppliers of end-to-end solutions, such as Alcatel-Lucent, Avaya, Cisco Systems, Juniper Networks, Nortel Networks and Siemens AG. In addition to some of these large suppliers, a number of other smaller companies are targeting the same markets as we are. Particularly, in the unified communications market, Audiocodes Limited and Dialogic Corporation provide competitive solutions and are partners with Microsoft.

Our larger competitors have significantly greater financial, marketing and technical resources than we have, offer a wider range of networking products than we offer, and can often provide a complete network solution. They are often able to devote greater resources to the development, marketing and sale of their products and to use their equity or significant cash reserves to acquire other companies with technology and/or products that compete directly with ours. They often can compete favorably on price because their sales volume and broad product lines can allow them to make discounted sales while maintaining acceptable overall profit margins. The smaller companies have more ability than we do to focus their resources on a particular product development unencumbered by the requirements to support an existing product line. As a result of the flexibility of their market strategies, our competitors may be able to obtain strategic advantages that may adversely affect our business, financial condition or results of operations.

In addition, the networking equipment market has seen the constant introduction of new technologies that has reduced the value of older technology solutions. This has created pricing pressure on older products while increasing the performance expectations of newer networking equipment. Moreover, broadband technology standards are constantly evolving and alternative technologies or technologies with greater capability are constantly introduced and sought by our customers. It is possible that the introduction of other technologies will either supplant our current technologies and technologies we have in development or will require us to significantly lower our prices in order to remain competitive. To remain competitive, we must continue to evolve our product lines to meet the ever-changing technology needs of the networking market while ensuring that they can be sold at a competitive price. We also must enhance our Promina product line to provide needed features that increase its overall value for the customer while keeping the price competitive. Due to the competitive nature of the market and the relative age of our Promina product offerings as well as the competitive pressure affecting all our products, we may not be able to maintain prices for them at levels that will sustain profitability. Also, we may not be successful in completing the development of, or commercializing, products under development.

If we are unable to sign competitive resale partners, our future product and service revenue will be adversely affected.

Our international sales are made almost entirely through indirect channels that include distributors and resellers worldwide, and our business strategy includes leveraging resale partners in the United States. In addition, many of our target customers, including the government, rely on systems integrators to incorporate new equipment or services into their networks. While we have begun the process of identifying and signing software application, system integrator and OEM or resale partners, more partners are necessary in these areas for us to be successful. We may also need to pursue strategic partnerships with vendors who have broader technology or product offerings in order to compete with the end-to-end solution providers. Failure to sign up new reseller and strategic partners could affect our ability to grow overall revenue.

Our distributors and resellers often also resell product lines from other companies, including our competitors, some of whom have strong market position relative to us. Because of existing relationships that many of our competitors have with distributors and resellers, it is often difficult for us to find a distributor or reseller who is willing and contractually able to resell our products. If we cannot develop relationships with distributors and resellers that can effectively market and sell our products and services, our future revenue will be adversely affected.

Our products have long sales cycles, making it difficult to predict when a customer will place an order and when to forecast revenue from the related sale.

Our products are complex and represent a significant capital expenditure to our customers. The purchase of our products can have a significant effect on how a customer designs its network and provides services either within its own organization or to an external customer. Consequently, our customers often engage in extensive testing and evaluation of products before purchase. There are also numerous financial and budget considerations and approvals that the customer often must obtain before it will issue a purchase order. As a result, the length of our sales cycle can be quite long, extending beyond twelve months in some cases. We have reduced visibility into the sales pipelines of resellers, which adds to the difficulty of accurately forecasting revenue. In addition, our customers, including resellers, often have the contractual right to delay scheduled order delivery dates with minimal penalties and to cancel orders within specified time frames without penalty, which makes it difficult to predict whether or not an order may actually ship. We often must incur substantial sales and marketing expense to ensure a purchase order is placed. If orders are not placed in the quarter forecasted, our sales may not meet forecast and revenue may be insufficient to meet expenses.

Because it is difficult for us to accurately forecast sales, particularly within a given time frame, we face a risk of carrying too much or too little inventory.

Typically, the majority of our revenue in each quarter has resulted from orders received and shipped in that quarter. While we do not believe that backlog is necessarily indicative of future revenue levels, our customers’ ordering patterns and the possible absence of backlogged orders create a significant risk that we could carry too much or too little inventory if orders do not match forecasts. Rather than base forecasts on orders received, we have been forced to schedule production and commit to certain expenses based more upon forecasts of future sales, which are difficult to predict. If large orders do not close when forecasted or if near-term demand weakens for the products we have available to ship, our operating results for that quarter or subsequent quarters would be materially adversely affected. Furthermore, if there is an unexpected decrease in demand for certain products or there is an increased risk of inventory obsolescence, which can happen relatively quickly due to rapidly changing technology and customer requirements, adjustments may be required to write down or write off the inventory, which would adversely affect our operating results.

If we are unable to attract, recruit and retain key personnel, then we may not be able to successfully manage our business.

Our success continues to be dependent on our being able to attract and retain highly skilled engineers, managers and other key employees. In most cases, we face significant competition for the most qualified personnel for new positions and to replace departing employees. If we are not able to continue to attract, recruit and retain key personnel, particularly in engineering and sales and marketing positions, we may be unable to meet important company objectives such as product delivery deadlines and sales targets.

Our ability to ship our products in a timely manner is dependent on the availability of component parts and other factors.

Several key components of our products are available only from a single source, including certain integrated circuits and power supplies. Depending upon the component, there may or may not be alternative sources or substitutes. Some components are purchased through purchase orders without an underlying long-term supply contract, and some components are in short supply generally throughout the industry. If a required component were no longer available, we might have to significantly reengineer the affected product. Further, variability in demand and cyclical shortages of capacity in the semiconductor industry have caused lead times for ordering parts to increase from time to time. Delays may occur as a result of factors beyond our control, including weather-related delays. If we encounter shortages or delays in receiving ordered components or if we are not able to accurately forecast our ordering requirements, we may be unable to ship ordered products in a timely manner, resulting in decreased revenue.

Generally, our customer contracts allow the customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those time frames with a penalty. Because of these and other factors, there are risks of excess or inadequate inventory that could negatively affect our expenses, revenue and earnings. Additionally, defense expedite (DX)-rated orders from the Federal Government, which by law receive priority, can interrupt scheduled shipments to our other customers.

We outsource our product manufacturing and are transitioning between vendors.

We outsource our product manufacturing, including most assembly and structural test, as well as functional test, systems integration, and order fulfillment functions, though we generally remain liable for inventory of components and finished material.

In the quarter ended December 28, 2007, we moved our contract manufacturing for N.E.T. products to a new vendor. The transition has involved extra manufacturing costs as well as the transfer of knowledge specific to the manufacture of our products. We expect transition costs to continue, although at decreasing levels during the first half of fiscal 2009. The new vendor’s lack of experience with our products as well as our own adjustments to working with the new vendor has caused delays in customer product shipments and could cause additional delays or problems with product quality. Any other difficulties or failures to perform by the contract manufacturer could also cause delays in customer product shipments or otherwise negatively affect our results of operations. We intend in the future to also transfer responsibility for inventory management and production planning to the contract manufacturer, which could increase the risks of carrying too much or too little inventory of either component parts or manufactured product. We have agreed to compensate our contract manufacturer in the event of termination or cancellation of orders, discontinuance of product, or excess material. Also, should the contract manufacturer in some future period decide not to renew our contract with it, or should we experience any failure to perform or other difficulties with the contract manufacturer, it would be difficult for us to quickly transfer our manufacturing requirements to another vendor, likely causing substantial delays in customer product shipments and adversely affecting our revenue and results of operations. In connection with the transition to the new contract manufacturer, we will incur charges for inventory transferred to the contract manufacturer at below our carrying cost.

Our intellectual property rights may not be adequate to protect our business.

Our future success depends in part upon our proprietary technology. Although we attempt to establish and maintain rights in proprietary technology and products through patents, copyrights, and trade secrets laws, we cannot predict whether such protection will be adequate or whether our competitors can develop similar technology independently without violating our proprietary rights. As competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, we believe that companies in the communications equipment industry may become increasingly subject to infringement claims. We have received and may continue to receive notice from third parties, including some of our competitors, claiming that we are infringing their patents or their other proprietary rights. To settle such claims, we may enter into licensing arrangements requiring us to pay a royalty to the third party. We cannot predict whether we will prevail in any litigation over third-party claims or that we will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements. In addition, a third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, we may be unable to market the affected product.

Although we have a number of patent applications pending, we cannot guarantee that any will result in the issuance of a patent. Even if issued, the patent may later be found to be invalid or may be infringed without our knowledge. Our issued patents might not be enforceable against competitive products in every jurisdiction, and it is difficult to monitor unauthorized use of our proprietary technology by others. Regardless of our efforts to protect our intellectual property, the rapidly changing technologies in the networking industry make our future success primarily a function of the skill, expertise and management abilities of our employees. Nonetheless, others may assert property rights to technologies that are relevant to our currently marketed products or our products under development. If our protected proprietary rights are challenged, invalidated or circumvented, it could have a material adverse effect on our competitive position and sales of our products. Conversely, if other parties are infringing our patents, we may pursue claims against them in order to yield value attributable to our technology. Such claims could involve costly litigation, could divert our management’s time and resources, and could result in counterclaims challenging rights to other technology used by us.

We rely on technologies licensed from third parties.

For each of our product lines, we license some of our technology from third parties. Some of these licenses contain limitations on distribution of the licensed technology, are limited in duration, or provide for expiration upon certain events, such as a change in control of the company. If the relevant licensing agreement expires or is terminated without our being able to renew that license on commercially reasonable terms or if we cannot obtain a license for our products or enhancements on our existing products, we may be unable to market the affected products or may be liable for monetary damages. For many of these technologies, we rely on the third-party providers to update and maintain the technology, fixing errors and adding new features. If the third-party providers do not adequately update and maintain these technologies, whether due to changes in their product direction, their own financial difficulties, or other reasons, we would need to seek alternative means to fulfill the ongoing requirements for our products that incorporate the third-party technology. If we are unable to find alternative means of fulfilling the ongoing requirements, we may be unable to market the affected products. For example, our NX5000 Series products are being developed in partnership with Bay Microsystems (“Bay”) and include key components manufactured under license from Bay, for which we paid license acquisition fees and also pay a royalty on units sold.

We have also begun to outsource some of our product development activities, which carries inherent risks such as reduced ability to control the timing and quality of the work product, uncertain continuity and availability of skills and knowledge, difficulties of managing and integrating the third-party development, and potential disputes over intellectual property. To the extent we use parties located in overseas jurisdictions, the intellectual property provided to or developed by the third party may, depending on the laws of the jurisdiction, be subject to weaker or significantly different intellectual property protection. In using third parties for product development, we must share with them and will receive from them various intellectual property, which increases the risk of misuse of our intellectual property, as well as the risk that the resulting product might contain items that infringe the intellectual property rights of others.

We face risks associated with changes in regulations and tariffs, including regulation of the Internet.

Changes in domestic and international telecommunications equipment requirements could affect the sales of our products. In the United States, our products must comply with various FCC requirements and regulations. In countries outside of the United States, our products must sometimes meet various requirements of local telecommunications authorities. Changes in tariffs or failure by us to obtain timely approval of products could affect our ability to market the affected product.

New restrictions on trade, such as in response to transfers of jobs from the United States to lower-cost foreign locations, could limit our ability to purchase components from, or outsource functions to, foreign entities, which would likely make it more difficult to maintain competitiveness in the global market. As a result of our current concentration of business to the Federal Government, we are more sensitive to these trade restrictions, whether tariffs, incentives, or government purchasing requirements such as the “Buy American Act,” than we would be with a more diversified customer base.

Changes in other laws and regulations, or changes in their interpretation or enforcement, such as confidentiality requirements under the federal privacy laws, California’s state wage and hour laws, or employment regulations in foreign jurisdictions, impose additional costs and potential liabilities on us.

We are exposed to fluctuations in the exchange rates of foreign currency.

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse affect on our financial results. We use foreign exchange contracts to hedge significant accounts receivable and intercompany account balances denominated in foreign currencies. Although we have established foreign exchange contracts for non-dollar denominated sales and operating expenses in the United Kingdom, France, and Japan, exposures remain for non-dollar denominated operating expenses in Asia and Latin America. We will continue to monitor our exposure and may hedge against these or any other emerging market currencies as necessary. Market value gains and losses on hedge contracts are substantially offset by fluctuations in the underlying balances being hedged.

We are exposed to fluctuations in the market values of our investment portfolio.

Although we have not experienced any material losses on our cash, cash equivalents and short-term investments, future declines in their market values could have a material adverse effect on our financial condition and operating results. Our investment policy requires our investments to have a credit rating of single-A or better, with asset backed securities rated triple A. Although our portfolio has no auction rate or sub-prime mortgage securities, our overall investment portfolio is presently and may in the future be concentrated in the financial sector, which includes cash equivalents such as money market funds. If any of these issuers default on their obligations, or their credit ratings are negatively affected by liquidity, credit deterioration or losses, financial results, or other factors, the value of our cash equivalents and short-term investments could decline and result in a material impairment.

The location of our facilities subjects us to the risk of earthquake and floods.

Our corporate headquarters, including most of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. These facilities are located near the San Francisco Bay where the water table is quite close to the surface and where tenants have experienced water intrusion problems in the facilities nearby. A significant natural disaster, such as an earthquake or flood, could have a material adverse affect on our business, operating results, and financial condition.

Any material weakness or significant deficiency identified in our internal controls could have an adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. In addition, our independent accountants must report annually on management’s evaluation as well as evaluate our internal control structure and procedures. Due to the ongoing evaluation and testing of our internal controls, there could be significant deficiencies or material weaknesses that would be required to be reported in the future. In addition, the evaluation process and any required remediation, if applicable, may increase our accounting, legal and other costs, and may divert management resources from other business objectives and concerns. Further, in the third quarter of fiscal 2008 we replaced our “enterprise resource planning” software, which is part of our control environment, and which we use to process sales, prepare our financial reports, and perform other critical business processes. Any failure of the new system could have a material adverse effect on our business, results of operation, and stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the risk factors contained in and incorporated by reference into this prospectus when evaluating an investment in our common stock. This prospectus and the documents incorporated by reference into this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including:

•	any projections of earnings, revenues or other financial items;

•	any statements of the plans and objectives of management for future operations;

•	any statements concerning proposed new products or services;

•	any statements regarding future operations, plans, regulatory filings or approvals;

•	any statements on plans regarding proposed or potential clinical trials or new drug filing strategies;

•	any statements concerning proposed new products or services, any statements regarding pending or future mergers or acquisitions; and

•	any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing.

In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “will”, “expects”, “plans”, “anticipates”, “estimates”, “potential”, or “continue” or the negative thereof or other comparable terminology. There can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from these projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, but not limited to, the risk factors set forth in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

SELLING STOCKHOLDERS

All of the shares of common stock registered for sale pursuant to this prospectus are owned by the selling stockholders. All of the shares offered hereby were acquired by the selling stockholders in connection with our acquisition of Quintum Technologies, Inc. pursuant to an Agreement and Plan of Merger dated October 22, 2007, among us, Sibley Acquisition Corp., Quintum LLC, Quintum Technologies, Inc., and Cheng T. Chen, as representative of the Quintum stockholders. Except where otherwise noted, no selling stockholder has a material relationship with the Company.

The following table sets forth the names of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders immediately prior to the date of this prospectus, and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus. Percentage of beneficial ownership is based on 29,211,000 shares of our common stock outstanding as of January 25, 2008. The selling stockholders may offer the shares for sale from time to time in whole or in part. Except where otherwise noted, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

Selling Stockholder	Beneficial Ownership Before Offering			Number of Shares Being Registered	Beneficial Ownership After Offering
	Number of Shares Owned		Percent		Shares	Percent
123 Universal Corp.	9,815	(1)	*	9,815	—	*
Bhatia, Rajiv	78,458	(2)	*	78,458	—	*
Bhatia, Sanjeev	333	(3)	*	333	—	*
Bluebell Overseas Limited	308,913	(4)	1.06%	308,913	—	*
Business Dimension Universal Ltd.	1,053	(5)	*	1,053	—	*
Chak Chung Edward Tsang	46,982	(6)	*	46,982	—	*
Champion Investment Corp.	45,909	(7)	*	45,909	—	*
Cheng Chen	103,991	(8)	*	103,991	—	*
Chien Cheng Venture Capital Corp.	80,828	(9)	*	80,828	—	*
Chien Kung Venture Capital Corp.	91,820	(10)	*	91,820	—	*
Comrise Technology, Inc.	11,535	(11)	*	11,535	—	*
Data Partner Management Ltd.	11,980	(12)	*	11,980	—	*
Delta International Holding, Ltd. Co.	35,508	(13)	*	35,508	—	*
Delta Networks, Inc.	35,508	(14)	*	35,508	—	*
Fairex Industries, Ltd.	8,545	(15)	*	8,545	—	*
Giant Multinational Holdings Ltd	30,245	(16)	*	30,245	—	*
Giant Strategic Holdings Ltd.	20,187	(17)	*	20,187	—	*
Global Net Systems Ltd.	19,079	(18)	*	19,079	—	*
Jankus, Peter	2,259	(19)	*	2,259	—	*
Joseph T. Pisula	10,482	(20)	*	10,482	—	*
Kao, Yung-Chung	3,389	(21)	*	3,389	—	*
Kristol Investment Limited	20,187	(22)	*	20,187	—	*
Kummel Investments Limited	63,975	(23)	*	63,975	—	*
May Foong Corporation	29,493	(24)	*	29,493	—	*
MJK Capital Management	4,221	(25)	*	4,221	—	*
One-A Private Equity Fund	7,101	(26)	*	7,101	—	*
Peter Michaelson	5,284	(27)	*	5,284	—	*
Robert Brudno	755	(28)	*	755	—	*
SCF Investment Group	455	(29)	*	455	—	*
T&J Industries, Ltd.	3,766	(30)	*	3,766	—	*
Taiwan Special Opportunities Fund III	53,263	(31)	*	53,263	—	*
Techgains Corp.	162,965	(32)	*	162,965	—	*
Techgains Global Corporation	71,332	(33)	*	71,332	—	*
Techgains International Corp.	69,235	(34)	*	69,235	—	*
Techgains Pan Pacific Corp.	138,950	(35)	*	138,950	—	*
Technology Associates Management Co. Ltd	18,138	(36)	*	18,138	—	*
Tekkang Management Co.	9,947	(37)	*	9,947	—	*
Timark, LP	3,765	(38)	*	3,765	—	*
Topgrace Investments Limited	10,326	(39)	*	10,326	—	*
Union Global Ltd.	10,078	(40)	*	10,078	—	*
United International Assets Ltd.	64,682	(41)	*	64,682	—	*
Uranus International Co. Ltd	19,662	(42)	*	19,662	—	*
Wang, Echo	7,101	(43)	*	7,101	—	*
Yang, Sam	752	(44)	*	752	—	*
TOTAL	1,732,252	(45)		1,732,252

*	Less than 1%
(1)	Includes 1,197 shares held in escrow. Gong, Sun-Shine has sole voting power and sole investment power over all shares beneficially owned by this entity.
(2)	Includes 9,568 shares held in escrow.
(3)	Includes 40 shares held in escrow.
(4)	Includes 37,672 shares held in escrow. Shun-I Chu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(5)	Includes 128 shares held in escrow. Chin Yu-Lan Chang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(6)	Includes 5,729 shares held in escrow.
(7)	Includes 5,598 shares held in escrow. In his capacity as the Chairman of Champion Investment Corp., Ding-Hua Hu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(8)	Includes 12,681 shares held in escrow.
(9)	Includes 9,857 shares held in escrow. In his capacity as the Chairman of Chien Cheng Venture Capital Corp., Ding-Hua Hu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(10)	Includes 11,197 shares held in escrow. In his capacity as the Chairman of Chien Kung Venture Capital Corp., Ding-Hua Hu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(11)	Includes 1,406 shares held in escrow. Gwo Ching Liou has sole voting power and sole investment power over all shares beneficially owned by this entity.
(12)	Includes 1,461 shares held in escrow. Edwin Lee has sole voting power and sole investment power over all shares beneficially owned by this entity.
(13)	Includes 4,330 shares held in escrow. Bruce Cheng, Yancey Hai, Mark Ko, Cheng Pin and Raymond Hsu have shared voting power and shared investment power over all shares beneficially owned by this entity.
(14)	Includes 4,330 shares held in escrow. Sam Liang, Victor Cheng and Peter Liao have shared voting power and shared investment power over all shares beneficially owned by this entity.
(15)	Includes 1,042 shares held in escrow. Shen Shiu Cheng and Shen Shiu Chih have shared voting power and shared investment power over all shares beneficially owned by this entity.
(16)	Includes 3,688 shares held in escrow. Joe Wha Shung Shu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(17)	Includes 2,461 shares held in escrow. Joe Wha Shung Shu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(18)	Includes 2,326 shares held in escrow. Tsai Lin, Lieh-Shia has sole voting power and sole investment power over all shares beneficially owned by this entity.
(19)	Includes 275 shares held in escrow.
(20)	Includes 1,278 shares held in escrow.
(21)	Includes 413 shares held in escrow.
(22)	Includes 2,461 shares held in escrow. Yun Chu Ho and Lai Hsu Jen Tzu have shared voting power and shared investment power over all shares beneficially owned by this entity.
(23)	Includes 7,801 shares held in escrow. Chang Tan Ching Fen has sole voting power and sole investment power over all shares beneficially owned by this entity. An indirect affiliate of Kummel Investments Ltd is related to a control affiliate of Maple Securities USA, Inc. Kummel Investments Ltd acquired the shares being registered in the ordinary course of business and did not have any agreements, understandings or arrangements, directly or indirectly, with any person to distribute or dispose of the shares.
(24)	Includes 3,596 shares held in escrow. Paul C.Y. Chu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(25)	Includes 514 shares held in escrow. Chung-Pang Chiu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(26)	Includes 866 shares held in escrow. Helmut Woerner has sole investment power over all shares beneficially owned by this entity. Helmut Woerner, Dorte Woerner, Fabian Woerner, Cornilia Woerner and Christave Woerner have shared voting power over all shares beneficially owned by this entity.
(27)	Includes 644 shares held in escrow.
(28)	Includes 92 shares held in escrow.
(29)	Includes 55 shares held in escrow. Chung-Pang Chiu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(30)	Includes 459 shares held in escrow. Tom Shao has sole voting power and sole investment power over all shares beneficially owned by this entity.
(31)	Includes 6,495 shares held in escrow. Charles M. Stockholm, Clifford S. Mak, Harvey H. W. Chang, Jimmy Lin, Marc I. Stern and T. J. Huang have shared voting power and shared investment power over all shares beneficially owned by this entity.
(32)	Includes 19,873 shares held in escrow. Andrew Kang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(33)	Includes 8,699 shares held in escrow. Andrew Kang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(34)	Includes 8,443 shares held in escrow. Andrew Kang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(35)	Includes 16,945 shares held in escrow. Andrew Kang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(36)	Includes 2,212 shares held in escrow. Andrew Kang has sole voting power and sole investment power over all shares beneficially owned by this entity.
(37)	Includes 1,213 shares held in escrow. Chang Tang Kuei-Jung has sole voting power and sole investment power over all shares beneficially owned by this entity.
(38)	Includes 459 shares held in escrow. Frank J. Marshall has sole voting power and sole investment power over all shares beneficially owned by this entity.
(39)	Includes 1,259 shares held in escrow. Ronnie Chichung Chang, Neilson Wai Leung Yuen, Terry Szeyuen Ng and Chan Tan Ching Fen have shared voting power and shared investment power over all shares beneficially owned by this entity.
(40)	Includes 1,229 shares held in escrow. Gong, Sun-Shine has sole voting power and sole investment power over all shares beneficially owned by this entity.
(41)	Includes 7,888 shares held in escrow. Sarasin Trust Company Guernsey Limited is the sole director of United International Assets Ltd. Daryn Hutchinson and Donna Marie Francis, as directors of Sarasin Trust Company Guernsey Limited, have shared voting power and shared investment power over all shares beneficially owned by this entity.
(42)	Includes 2,397 shares held in escrow. Paul C.Y. Chu has sole voting power and sole investment power over all shares beneficially owned by this entity.
(43)	Includes 866 shares held in escrow.
(44)	Includes 91 shares held in escrow.
(45)	Amount reflects the cashing out of fractional shares.

The information provided above as to shares owned by each stockholder reflects the number of shares issued to such stockholder in the merger, adjusted to reflect any information provided to us by such stockholder. Because the selling stockholders may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by the selling stockholders upon resale of shares of common stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this prospectus that the selling stockholders will sell all of their shares. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for their accounts;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	sales by broker-dealers pursuant to agreements with selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if and when available to them, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts relating to their sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

LEGAL MATTERS

The validity of the securities offered hereby and certain other legal matters in connection therewith will be passed upon for us by Heller Ehrman LLP, San Francisco, California.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended March 30, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment), which are also incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, available free of charge on or through our Internet website located at www.net.com., as soon as reasonably practical after they are filed with or furnished to the SEC. Stockholders may also access and download free of charge our corporate governance documents, including our Corporate Governance Guidelines, Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee Charters, and Code of Business Conduct, on or through this Internet website. In addition, any stockholder who wishes to obtain a printed copy of any of these documents should write to: Investor Relations, N.E.T., 6900 Paseo Padre Parkway, Fremont, California 94555.

DOCUMENTS INCORPORATED BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended March 30, 2007;

•	our Quarterly Report on Form 10-Q for the three months ended June 29, 2007;

•	our Quarterly Report of Form 10-Q for the three months ended September 28, 2007;

•	our Quarterly Report of Form 10-Q for the three months ended December 28, 2007;

•

our Current Reports on Form 8-K and 8-K/A, filed on July 30, 2007, October 26, 2007, October 31, 2007, November 7, 2007, December 10, 2007, December 11, 2007, December 12, 2007, December 20, 2007, January 31, 2008, and February 1, 2008; and

•

the description of our capital stock contained in our Registration Statements on Form S-1 filed with the SEC on May 08, 1989, including any amendment or reports filed for the purpose of updating that description.

In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We are subject to the information and reporting requirements of the Exchange Act, and file periodic reports, proxy statements and we make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

We will provide without charge to each person, including any beneficial owner of our common stock, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in the prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

John F. McGrath, Jr.

Vice President and Chief Financial Officer

Network Equipment Technologies, Inc.

6900 Paseo Padre Parkway

Fremont, California 94555-3660

(510) 713-7300

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of Network Equipment Technologies, Inc. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of Network Equipment Technologies, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses payable by the registrant in connection with the registration of the securities offered hereby. All of such fees expenses, except for the Registration Fee, are estimated.

Securities and Exchange Commission registration fee	$600
Accounting fees and expenses	$15,000
Legal fees and expenses	$25,000
Miscellaneous	$4,000

Total	$44,600

All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 15.	Indemnification of Directors and Officers

The Registrant has the power to indemnify its officers and directors against liability for certain acts pursuant to Section 145 of the General Corporation Law of the State of Delaware. Section 6 of Article VII of the Registrant’s Bylaws provides:

(a)	Indemnification in Actions Other Than Those Brought by the Corporation. The corporation shall indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. Except as provided in paragraph (d) of this Section 6, the corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the corporation.

(b)	Indemnification in Actions Brought By or on Behalf of the Corporation. The corporation shall indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit.

(c)	Expenses; Prepayment. The corporation shall pay the expenses (including attorneys’ fees) incurred by a director or officer who has been successful on the merits or otherwise in defending any action, suit or proceeding referenced in paragraphs (a) and (b) of this Section 6 and shall pay such expenses in advance of the final disposition of such matter upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

(d)	Indemnification Procedure; Claims. Any indemnification under paragraphs (a) and (b) of this Section 6 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b). If a claim for indemnification or payment of expenses under Section 6 of this Article is not paid in full within sixty days after a written claim therefore has been received by the corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.

(e)	Indemnification of Others. The Board of Directors, in its discretion, shall have the power on behalf of the corporation to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she, or his or her testator or intestate, is or was an employee or agent of the corporation and to pay the expenses incurred by any such person in defending such action, suit or proceeding in advance of its final disposition.

(f)	Non-exclusivity of Rights. The indemnification and advancement of expenses provided by or granted pursuant to Section 6 of this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

(g)	Other Indemnification. The corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

(h)	Insurance. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation against any liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 6.

(i)	Successor Entities. For purposes of Section 6 of this Article VII, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation shall stand in the same position under the provisions of this Section 6 of Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(j)	Survival of Rights; Amendment or Repeal. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall, unless otherwise provided when authorized or ratified, continue as a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the foregoing provisions of Section 6 of this Article VII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

In addition, Article IX of the Registrant’s Restated Certificate of Incorporation provides as follows:

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize, with the approval of a corporation’s stockholders, further reductions in the liability of the corporation’s directors for breach of fiduciary duty, then a director of the corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.”

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated October 22, 2007 among Network Equipment Technologies, Inc., Sibley Acquisition Corp., Quintum LLC, Quintum Technologies, Inc. and Cheng T. Chen, as Representative (1)

4.1	Registrant’s Amended and Restated Articles of Incorporation, as amended (2)

4.2	Registrant’s Amended and Restated Bylaws. (3)

5.1*	Opinion of Heller Ehrman LLP

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Wiss & Company, LLP, Independent Auditors

23.3*	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1*	Power of Attorney

*	Previously filed.
(1)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q filed November 7, 2007.
(2)	Incorporated by reference to exhibits to the Registrant’s Quarterly Report on Form 10-Q filed February 7, 1996.
(3)	Incorporated by reference to exhibits to the Registrant’s Current Report on Form 8-K filed October 30, 2007.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant named below certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on February 15, 2008.

NETWORK EQUIPMENT TECHNOLOGIES, INC.

By:	/s/ C. Nicholas Keating, Jr.
C. Nicholas Keating, Jr. President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. Nicholas Keating, Jr.	President, Chief Executive Officer and Director	February 15, 2008
C. Nicholas Keating, Jr.

/s/ John F. McGrath, Jr.	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 15, 2008
John F. McGrath, Jr.

Chairman of the Board
Dixon R. Doll

/s/ Frederick D. D’Alessio*	Director	February 15, 2008
Frederick D. D’Alessio

/s/ David R. Laube*	Director	February 15, 2008
David R. Laube

*By:	/s/ C. Nicholas Keating, Jr.
C. Nicholas Keating, Jr.
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.2	Consent of Wiss & Company, LLP, Independent Auditors